

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2009

Brian K. Finneran
Chief Financial Officer
State Bancorp, Inc.
Two Jericho Plaza
Jericho, New York 11753

Re: State Bancorp, Inc.
    Form 10-K for December 31, 2008
    File Number 1-14783

Dear Mr. Finneran:

    We have reviewed the above referenced filing and related materials and have the following comments. Please note that we have no accounting comments on these materials. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Signatures, page 88

1.   Please note that the person serving in the capacity of controller or principal accounting officer must be identified. Revise future filings to identify who is signing your reports in the required capacities. See Instruction G to Form 10-K.

Schedule 14A

Base salary, page 8

2.   In future filings please revise to disclose the methodology used by the committee and the CEO to determine specific base salaries, cash incentives and stock awards. We note that you reference a number of factors used. Please explain in specific terms how these resulted in the disclosed compensation. Note that this applies for any level of compensation. Please refer to Item 402(b)(1)(v) of Regulation S-K.

3.   It appears that you may be using targets to award compensation. In future filings please provide the actual targets and the company's performance, even where no compensation was awarded. If you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

4.   It appears that you may be using peer group information. In future filings, please describe how the committee used comparative compensation information in determining compensation or compensation ranges. Disclose whether the compensation committee deviated from peer group benchmarks in setting compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05

5.   Please revise your disclosure in future filings to disclose the members of any peer group used to benchmark compensation levels or performance. See Item 402(b)(2)(xiv).

6.   In future filings, please disclose the services performed by the consulting firm referenced on page 6.

7.   You only provide compensation information for four persons. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings, please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Cash incentive, page 9

8.   In future filings, please revise to disclose the cash incentive amounts awarded to each named executive officer even if they may not ultimately be paid due to Federal regulation. Give the basis for these amounts pursuant Item 402(b)(1)(v) of Regulation S-K. Consider then following with a discussion of the regulatory restrictions and uncertainties involved. Note also at Restricted stock awards which follows on page 9.

Summary Compensation Table, page 14

9.   By footnote or otherwise, in future filings please explain the 2008 stock award amounts for Messrs. Finneran, Braun and Schaubeck. If correct, please also clarify that the amounts for Mr. O'Brien represent vesting of previously granted stock and options.

10.   Revise this section to clarify how you determined the value of the equity awards. Please refer to Item 402(c)(1)(v and vi) and their associated instructions.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Brian K. Finneran
Fax number 516-465-6700